Arnold M. Zipper
Direct Dial: 954-703-3931
Direct Fax: 954-707-4549
arnold.zipper@fowlerwhite.com

April 15, 2011

VIA EDGAR AND FACSIMILE (703-813-6981)

Mr. Mark P. Shuman
Branch Chief
United States Securities
  and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Health Discovery Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed December 10, 2010
File No. 333-171120

Dear Mr. Shuman:

On behalf of Health Discovery Corporation (the “Registrant”) transmitted herewith for filing via EDGAR is Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) filed with the Securities and Exchange Commission on December 10, 2010. Amendment No. 1 has been updated, inter alia, to reflect 2010 year-end financial and business information and to respond to the Staff’s comments.

The following are the Registrant’s responses to the Staff’s comments set forth in its letter dated January 6, 2011.

General

1.           By letter dated January 7, 2011, the Registrant withdrew its previously outstanding confidentiality treatment request.

Prospectus Cover Page

2.           The reference to offers of additional shares of common stock as a result of anti-dilution provisions, stock splits, stock dividends or similar transactions is a function of the Registrant’s intent to rely on Rule 416 under the Securities Act for such standard adjustments to shares underlying warrants.  The scope of such adjustments does not include the offer of an indeterminate number of shares under a conversion formula based on fluctuating market prices, as discussed in Question 213.02 of the Compliance and Disclosure Interpretations-Securities Act Rules.

Selling Shareholders, page 14

3.           Per the Staff’s comment, immediately following the table, under the heading “Offered Shares,” the Registration Statement has been revised to disclose the material terms of the transactions in which the selling shareholders acquired the shares now being offered including the dates of the transactions and the material terms thereof including the price paid. The revised disclosure identifies the participation of the specific selling shareholders.

Mark P. Shuman
Branch Chief
April 15, 2011

Signatures, page II-8

4.           As disclosed on the executive officer and directors table on page 44 and on the signature page, Stephen M. Barnhill, M.D. is the Principal Financial Officer of the Registrant.

5.           The signature of the Registrant’s principal accounting officer, Stephen M. Barnhill, M.D., is provided in Amendment No. 1, accompanied by an indication that the signature is given in such capacity.

Please call the undersigned should you have any questions or need additional information with respect to this filing.

Best regards,

Fowler White Boggs P.A.

/s/ Arnold M. Zipper
Arnold M. Zipper

cc:           Philip L. Rothenberg – Securities and Exchange Commission
Stephen M. Barnhill, M.D.
Daniel B. Nunn, Esq.